EXHIBIT 21.1
CANNAE HOLDINGS, INC.
List of Subsidiaries December 31, 2019
Significant Subsidiaries

COMPANY	INCORPORATION
Cannae Holdings, LLC	Delaware
Ceridian HCM Holding Inc.	Delaware
Star Parent, L.P.	Delaware
The Dun & Bradstreet Corporation	Delaware
Fidelity Newport Holdings, LLC	Delaware
ABRH, LLC	Delaware
O' Charley's Holdings LLC	Delaware
O' Charley's LLC	Tennessee
99 Restaurants Holdings, LLC	Delaware
99 Restaurants, LLC	Delaware